[THE NIELSEN COMPANY B.V.]

VIA EDGAR AND FACSIMILE	June 2, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nielsen Finance LLC
Registration Statement on Form S-4
Filed April 23, 2009

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Nielsen Company B.V., together with and on behalf of its subsidiaries Nielsen Finance LLC and Nielsen Finance Co. (collectively, the “Company”) hereby request that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective at 2 p.m. on June 4, 2009.

Pursuant to this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

The Nielsen Company B.V.

By:	/s/ James W. Cuminale
Name: James W. Cuminale
Title: Chief Legal Officer